Exhibit 99.1

NEWS RELEASE - REGULATED INFORMATION

27 OCTOBER 2022, 4:00PM EDT / 22:00 CET

MDxHealth Reports Q3-2022 Results

IRVINE, CA, and HERSTAL, BELGIUM – October 27, 2022 – MDxHealth SA (NASDAQ/Euronext: MDXH), a commercial-stage precision diagnostics company, today announced its financial results for the third quarter ended September 30, 2022.

Michael K. McGarrity, CEO of mdxhealth, commented: “We are pleased to report continued strong operating results for the third quarter 2022. Our focus on operating discipline and commercial execution and continued implementation of our growth strategy is building the foundation for sustained growth for mdxhealth as the leading provider of personalized diagnostic solutions focused exclusively into urology.”

Highlights for the third quarter ended September 30, 2022

●	Q3-2022 revenue of $11.2 million, representing an increase of 103% over Q3-2021; excluding revenues from the recently acquired Oncotype DX Genomic Prostate Score (GPS) test, Q3-2022 revenue increased 42% over Q3-2021, reflecting continued execution by our sales team, expanded coverage of our menu and efficient revenue cycle management
●	Closed our acquisition of the Oncotype DX GPS business from Exact Sciences on August 2, 2022
●	Continued commercial uptake of our Urinary Tract Infection (UTI) test, newly branded as Resolve mdx
●	Q3-2022 Confirm mdx billable test volume increased 14% to 4,272 versus 3,748 for the same period last year
●	The Company’s guidance for 2022 revenue remains unchanged at $40-42 million
●	Cash and cash equivalents of $27.4 million as of September 30, 2022

Summary of Billable Test Volume by Product

Product	Three months ended September 30,
	2022	2021	% Change
Confirm mdx	4,272	3,748	14%
Select mdx	3,004	3,218	(7%)

Product	Nine months ended September 30,
	2022	2021	% Change
Confirm mdx	12,681	11,726	8%
Select mdx	9,558	10,269	(7%)

Financial review for the three and nine months ended September 30, 2022

USD in ‘000 (except per share data) Unaudited	Three months ended September 30			Nine months ended September 30
	2022	2021	% Change	2022	2021	% Change
Services	11,136	5,482	103%	24,111	15,944	51%
Licenses and royalties	18	13	38%	52	282	(82%)
Total Revenue	11,154	5,495	103%	24,163	16,226	49%

Cost of goods	(4,931)	(2,933)	68%	(12,168)	(8,449)	44%
Gross Profit	6,223	2,562	143%	11,995	7,777	54%
Operating expenses	(14,364)	(9,713)	48%	(37,159)	(27,371)	36%
Operating loss	(8,141)	(7,151)	14%	(25,164)	(19,594)	28%
Net loss	(8,613)	(7,621)	13%	(26,717)	(20,920)	28%
Basic and diluted loss per share	(0.05)	(0.06)	(6%)	(0.17)	(0.18)	(6%)

Total revenue for the three months ended September 30, 2022, was $11.2 million, an increase of 103% as compared to total revenue of $5.5 million for the three months ended September 30, 2021. Excluding the Oncotype DX GPS revenues, total revenues for the quarter were $7.8 million, an increase of 42% compared to the third quarter of 2021.

For the nine months ended September 30, 2022, total revenue was $24.2 million, an increase of 49% as compared to total revenue of $16.2 million for the nine months ended September 30, 2021. Excluding the Oncotype DX GPS revenues, total revenues were $20.8 million, an increase of 28% compared to the first nine months of 2021.

Gross profit for the three months ended September 30, 2022, was $6.2 million, an increase of 143% as compared to $2.6 million for the three months ended September 30, 2021. Gross margins were 55.8% for Q3-2022 as compared to 46.6% for Q3-2021, an improvement of 917 basis points attributed to contribution from Resolve mdx and the addition of initial Oncotype DX GPS revenues.

For the nine months ended September 30, 2022, gross profit was $12.0 million, an increase of 54% as compared to $7.8 million for the first nine months of 2021. Gross margins were 49.6% for the first nine months of 2022 as compared to 47.9% for the first nine months of 2021.

Operating expenses for the three months ended September 30, 2022, were $14.4 million, up 48% from $9.7 million for the three months ended September 30, 2021, primarily driven by acquisition-related expenses as well as additional field sales personnel associated with the Oncotype DX GPS business.

For the nine months ended September 30, 2022, operating expenses were $37.2 million, up 36% from $27.4 million for the nine months ended September 30, 2021, primarily due to additional public company expenses as a result of the dual listing as well as expenses related to the acquisition of the Oncotype DX GPS business in August 2022.

Operating loss and net loss for the three months ended September 30, 2022, were $8.1 million and $8.6 million, respectively, compared to $7.1 million and $7.6 million, respectively, for the three months ended September 30, 2021.

For the nine months ended September 30, 2022, operating loss and net loss were $25.2 million and $26.7 million, respectively, compared to $19.6 million and $20.9 million, respectively, for the nine months ended September 30, 2021.

Cash and cash equivalents as of September 30, 2022, were $27.4 million.

Mr. McGarrity concluded, “Today’s results reflect our previously communicated view that mdxhealth is fast becoming a leading precision diagnostics company that can deliver sustainable growth. We anticipate coverage for our Select mdx test, coupled with the addition of our UTI and GPS test revenue, will further support gross margin accretion. While we are still at the beginning stages of our integration plan for the Oncotype DX GPS business, our field sales organization is now fully restructured and in place to support our growth, and we look forward to providing a view forward of 2023 as we enter the new year.”

About mdxhealth

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth info@mdxhealth.com
LifeSci Advisors (IR & PR) US: +1 949 271 9223 ir@mdxhealth.com

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; and the amount and nature of competition for our products and services. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the three months ended September 30, 2022

In thousands of USD (except per share data)	Jul-Sep 2022	Jul-Sep 2021

Services	11,136	5,482
Licenses	0	0
Royalties and other revenues	18	13
Revenues	11,154	5,495
Cost of goods & services sold	(4,931)	(2,933)
Gross Profit	6,223	2,562
Research and development expenses	(1,672)	(1,504)
Selling and marketing expenses	(7,771)	(4,325)
General and administrative expenses	(4,932)	(3,813)
Other operating income, net	11	(71)
Operating loss	(8,141)	(7,151)
Financial expenses, net	(472)	(470)
Loss before income tax	(8,613)	(7,621)
Income tax	0	0
Loss for the period	(8,613)	(7,621)

Basic and diluted loss per share	(0.05)	(0.06)

For the nine months ended September 30, 2022

In thousands of USD (except per share data)	Jan-Sep 2022	Jan-Sep 2021

Services	24,111	15,944
Licenses	0	250
Royalties and other revenues	52	32
Revenues	24,163	16,226
Cost of goods & services sold	(12,168)	(8,449)
Gross Profit	11,995	7,777
Research and development expenses	(5,257)	(4,327)
Selling and marketing expenses	(17,619)	(12,572)
General and administrative expenses	(14,568)	(10,552)
Other operating income, net	285	80
Operating loss	(25,164)	(19,594)
Financial expenses, net	(1,552)	(1,326)
Loss before income tax	(26,716)	(20,920)
Income tax	(1)	0
Loss for the period	(26,717)	(20,920)

Basic and diluted loss per share	(0.17)	(0.18)

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